Exhibit 4

For Immediate Release	15 January 2020

WPP PLC (“WPP”)

Briefing for investors and analysts

WPP will be holding a briefing for investors and analysts at 8.30am GMT today at its London campus, Sea Containers House. The briefing will focus on how technology is shaping our strategy and our offer for clients. A live webcast of the plenary presentation will be available on the WPP investor website (www.wpp.com/investors) where it will remain available for replay.

No material new financial information will be disclosed in the presentation nor will there be any update on current trading.

Contact:

Investors and analysts
Peregrine Riviere	+44 7909 907193
Lisa Hau	+44 7824 496015
Fran Butera (US)	+1 914 484 1198

Media
Chris Wade	+44 20 7282 4600
Kevin McCormack (US)	+1 212 632 2239
Juliana Yeh (APAC)	+852 2280 3790

Richard Oldworth,	+44 20 7466 5000
Buchanan Communications	+44 7710 130 634

wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.